Trading Symbol TSX-VE: GGC

La Guitarra Update - Genco Drills 3.3 Meters Grading 1,478 g/t Silver and
31.21 g/t Gold

June 12, 2007 – Genco Resources Ltd. (TSX Venture Exchange: GGC) is pleased to announce the results of ongoing diamond drilling at its La Guitarra mine complex located in the Temascaltepec Mining District in Mexico. Drilling on the San Rafael-La Guitarra target returned positive results including drill hole GDH-109 which intercepted 3.3 meters grading 31.21 grams per tonne (“g/t”) gold and 1,478 g/t silver or a silver equivalent (“eAg”) grade of 3,039g/t.

La Guitarra and San Rafael underground mines exploit high grade ore shoots hosted within the La Guitarra shear zone. Drilling since January 2007 has focused on gathering infill data and expanding the current reserve base. The following details the results of this drilling. None of these holes were used in the December 31, 2006 resource and reserve estimation released on May 16, 2006. All the results contained in this press release were obtained from core drill samples. Drilling was conducted by BDW drilling Ltd. using NQ size drill steel.

Guitarra - San Rafael Drill Intersections- No Assay Cut
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
GDH-19	411.7	413.3	1.6	0.69	133	167
GDH-52	7.5	10.9	3.4	1.92	340	436
And	21.5	23	1.5	0.36	261	279
GDH-60	506	507	1	1.76	68	156
GDH-61	423.2	424.2	1	0.76	84	122
GDH-63	49.5	50.7	1.2	0.49	143	168
GDH-75	51.4	52.3	0.9	0.10	246	251
GDH-77	41.3	42.5	1.2	0.52	275	301
GDH-79	36.7	37.5	0.8	0.27	235	249
And	48.15	49.15	1	0.5	124	149
And	51.7	52.5	0.8	0.54	144	171
GDH-80	168	169.5	1.5	3.06	186	339
And	210.5	211.5	1	1.22	602	663
GDH-98	185	186	1	0.78	425	464
And	256.5	258	1.5	0.13	153	160
GDH-102	259.5	261	1.5	0.36	341	359
And	275.2	276.1	0.9	1.14	347	404

Trading Symbol TSX-VE: GGC

Guitarra - San Rafael Drill Intersections- No Assay Cut
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
GDH-104	40.5	42	1.5	0.53	154	181
GDH-105	306	307.5	1.5	<0.05	150	150
GDH-109	353.5	363	9.5	10.86	574	1,117
Includes	359.8	363	3.3	31.21	1,478	3,039
GDH-110	69.5	77.3	7.8	0.66	255	288
GDH-114	41	41.8	0.8	0.13	634	641
GDH-115	325.6	327.2	1.6	0.23	176	188
GDH-116	54.3	55.1	0.8	0.97	253	302

The eAg calculation is based on US$550/oz gold and US$11/oz silver for a 1:50 gold:silver ratio. This calculation is consistent with the methodology used in the Company’s latest report on reserves and resources dated May 15, 2006. Holes GDH-56 59 and 89 were abandoned, holes GDH-20, 62, 74, 87, 106, 107, 111, 113 encountered only low grade material. Reported intervals are approximately 70 to 100% of true width.

Currently, older portions of La Guitarra mine are being sampled and reassessed in light of the increased silver and gold prices. Several areas have been identified which contain moderate to high grade values over three meter plus widths.

Genco’s President Gregory K. Liller stated “The drilling in the San Rafael extension continues to deliver solid results. The work in older areas of the mine is encouraging. It appears that there may be sizable amounts of easily accessible material adjacent to areas mined in over the past thirteen years. This material may be economically exploited at today’s silver and gold prices.”

The qualified person responsible for all technical data reported in this news release is James McDonald, B.Sc. (Geology) and PGeo., a director of Genco and a ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects. He has verified the data disclosed, including sampling, analytical and test data, underlying such technical information.

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half being prepped in the mine site lab and shipped to the Chemex Laboratories in Hermosillo, Mexico for preparation of pulps which are shipped to Vancouver, B.C. Canada for analysis by ICP with an AA finish for gold and silver. Over limit samples (>10 g/t gold and >100 g/t silver) are reanalyzed using a gravimetric fire assay for gold and either a fire assay with gravimetric

Trading Symbol TSX-VE: GGC

finish or an acid digestion with an AA finish fro silver. The other half of the core is retained for future assay verification. Other QA/QC measures include the insertion of blanks, duplicates and reference materials. The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values.

For further information: Gregory K Liller, President
E-mail: gencoinfo@telus.net
www.gencoresources.com